

Mail Stop 4628

September 18, 2017

<u>Via E-Mail</u>
Mark D. Johnsrud
Chief Executive Officer
Nuverra Environmental Solutions, Inc.
14624 N. Scottsdale Rd., Suite 300
Scottsdale, AZ 85254

>   **Re: Nuverra Environmental Solutions Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2016**
>   **Filed April 14, 2017**
>   **Form 8-K**
>   **Filed August 11, 2017**
>   **File No. 001-33816**

Dear Mr. Johnsrud:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed August 11, 2017

Exhibit 99.1

1.   With your recent emergence from Chapter 11 bankruptcy on August 7, 2017, it appears the presentation of pro forma financial information illustrating the material effects of the reorganization and fresh start accounting pursuant to FASB ASC 852-10-45, including, but not necessarily limited to, the reduction in your liabilities subject to compromise along with changes to your capital structure may be required. Refer to the requirements and disclosure criteria in Rule 11-01(a)(8) and Rule 11-02(b)(6) of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeannette Wong, Staff Accountant, at (202) 551-2137 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources